Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 134-I dated April 29, 2008

Term Sheet to
Product Supplement 134-I
Registration Statement No. 333-130051
Dated June 11, 2008; Rule 433

JPMorganChase 🔵

Structured Investments	**JPMorgan Chase & Co.** **$** **Dual Directional Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index due June 30, 2009**

General

- The notes are designed for investors who seek a return of two times the appreciation (up to a maximum total return on the notes of 13.80%*), or an unleveraged return equal to the absolute value of any depreciation (up to 10%), of the Dow Jones EURO STOXX 50® Index at maturity. Investors should be willing to forgo interest and dividend payments, and, if the Dow Jones EURO STOXX 50® Index declines by more than 10%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 30, 2009[†].
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about June 11, 2008 and are expected to settle on or about June 16, 2008.

Key Terms

Index: The Dow Jones EURO STOXX 50® Index (the "Index").

Upside Leverage Factor: 2

Payment at Maturity: If the EURO STOXX Closing Level is greater than the EURO STOXX Starting Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the EURO STOXX Return multiplied by two, subject to a Maximum Total Return on the notes of 13.80%*. For example, if the EURO STOXX Return is more than 6.90%, you will receive the Maximum Total Return on the notes of 13.80%*, which entitles you to the maximum payment of $1,138 at maturity for every $1,000 principal amount note that you hold. Accordingly, if the EURO STOXX Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1{,}000 + [\$1{,}000 \times (\text{EURO STOXX Return} \times 2)]$$

*The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 13.80%.

If the EURO STOXX Closing Level is equal to the EURO STOXX Starting Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the EURO STOXX Closing Level declines from the EURO STOXX Starting Level by up to 10%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute EURO STOXX Return and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Absolute EURO STOXX Return})$$

If the EURO STOXX Closing Level declines from the EURO STOXX Starting Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{EURO STOXX Return} + 10\%) \times 1.1111]$$

You will lose some or all of your investment if the EURO STOXX Closing Level declines from the EURO STOXX Starting Level by more than 10%.

Buffer Amount: 10%

Downside Leverage Factor: 1.1111

EURO STOXX Return: The performance of the Index from the EURO STOXX Starting Level to the EURO STOXX Closing Level, calculated as follows:

$$\frac{\text{EURO STOXX Closing Level} - \text{EURO STOXX Starting Level}}{\text{EURO STOXX Starting Level}}$$

Absolute EURO STOXX Return: The absolute value of the EURO STOXX Return. For example, an EURO STOXX Return of -5% will equal a 5% Absolute EURO STOXX Return.

EURO STOXX Starting Level: The closing level of the Index on the pricing date.

EURO STOXX Closing Level: The closing level of the Index on the Observation Date.

Observation Date: June 25, 2009[†]

Maturity Date: June 30, 2009[†]

CUSIP:

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 134-I.

Investing in the Dual Directional Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 134-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 134-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 11, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 134-I dated April 29, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 134-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 134-I dated April 29, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408024754/v111198_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a EURO STOXX Starting Level of 3600 and a Maximum Total Return on the notes of 13.80%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

EURO STOXX Closing Level	EURO STOXX Return	Absolute EURO STOXX Return	Total Return
6480.00	80.00%	80.00%	13.80%
5940.00	65.00%	65.00%	13.80%
5400.00	50.00%	50.00%	13.80%
5040.00	40.00%	40.00%	13.80%
4320.00	20.00%	20.00%	13.80%
3960.00	10.00%	10.00%	13.80%
3848.40	6.90%	6.90%	13.80%
3780.00	5.00%	5.00%	10.00%
3690.00	2.50%	2.50%	5.00%
3636.00	1.00%	1.00%	2.00%
3600.00	0.00%	0.00%	0.00%
3564.00	-1.00%	1.00%	1.00%
3420.00	-5.00%	5.00%	5.00%
3240.00	-10.00%	10.00%	10.00%
2880.00	-20.00%	20.00%	-11.11%
2520.00	-30.00%	30.00%	-22.22%
2160.00	-40.00%	40.00%	-33.33%
1800.00	-50.00%	50.00%	-44.44%
1440.00	-60.00%	60.00%	-55.56%
1080.00	-70.00%	70.00%	-66.67%
720.00	-80.00%	80.00%	-77.78%
360.00	-90.00%	90.00%	-88.89%
0.00	-100.00%	100.00%	-100.00%



Dual Directional Buffered Return Enhanced Note Linked to the Dow Jones EURO STOXX 50® Index Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the EURO STOXX Starting Level of 3600 to an EURO STOXX Closing Level of 3780. Because the EURO STOXX Closing Level of 3780 is greater than the EURO STOXX Starting Level of 3600 and the EURO STOXX Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 13.80%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Index decreases from the EURO STOXX Starting Level of 3600 to an EURO STOXX Closing Level of 3420. Although the EURO STOXX Return is negative, because the EURO STOXX Closing Level of 3420 is less than the EURO STOXX Starting Level of 3600 by not more than the Buffer Amount of 10% and the Absolute EURO STOXX Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 3: The level of the Index increases from the EURO STOXX Starting Level of 3600 to an EURO STOXX Closing Level of 4320.
Because the EURO STOXX Closing Level of 4320 is greater than the EURO STOXX Starting Level of 3600 and the EURO STOXX Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 13.80%, the investor receives a payment at maturity of $1,138 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the EURO STOXX Starting Level of 3600 to an EURO STOXX Closing Level of 2880.
Because the EURO STOXX Return is negative and the EURO STOXX Closing Level of 2880 is less than the EURO STOXX Starting Level of 3600 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL IF THE EURO STOXX RETURN IS POSITIVE** — The notes provide the opportunity to enhance equity returns by multiplying a positive EURO STOXX Return by two, up to the Maximum Total Return on the notes of 13.80%, or $1,138 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 13.80%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL FOR UP TO A 10% RETURN ON THE NOTES EVEN IF THE EURO STOXX RETURN IS NEGATIVE** — If the EURO STOXX Closing Level is less than the EURO STOXX Starting Level by not more than 10%, you will earn a positive, unleveraged return on the notes equal to the Absolute EURO STOXX Return. Because the Absolute EURO STOXX Return is based on the absolute value of the change from the EURO STOXX Starting Level to the EURO STOXX Closing Level, if the Absolute EURO STOXX Return is less than 10%, you will earn a positive return on the notes even if the EURO STOXX Closing Level is less than the EURO STOXX Starting Level. For example, an EURO STOXX Return of -5% will equal a 5% Absolute EURO STOXX Return.

- **DIVERSIFICATION AMONG EUROPEAN EQUITIES OF THE DOW JONES EURO STOXX 50® INDEX** — The return on the notes is linked to the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 134-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 134-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal

Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 134-I dated April 29, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the EURO STOXX Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the EURO STOXX Closing Level beyond the 10% buffer as compared to the EURO STOXX Starting Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the EURO STOXX Closing Level is greater than the EURO STOXX Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 13.80%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Dual Directional Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index

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Historical Information

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly historical closing level of the Index from January 3, 2003 through June 6, 2008. The closing level of the Index on June 10, 2008 was 3574.70. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the Dow Jones EURO STOXX 50® Index

Source: Bloomberg

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-157 of the accompanying product supplement no. 134-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.

JPMorgan Structured Investments —
Dual Directional Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index

TS- 4